Item 77I 	Deutsche Global Growth Fund (a series of Deutsche
Global/International Fund, Inc.)

The Class B shares of Deutsche Global Growth Fund were converted to Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, the Fund's "Class B" class of shares was terminated by action of the Fund's Board of Directors. The conversion of the Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.